News Release	TSX, AMEX Symbol: NG

British Columbia Government Review Confirms Pioneer Grace Property Condemned and
Supports NovaGold’s Development at Galore Creek Project

October 2, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, AMEX: NG) announced today that the British Columbia Ministry of Energy, Mines and Petroleum Resources concurs that NovaGold’s drilling on the Grace Property over the past 3 years is sufficient to confirm that there is no economic mineralization in the area of the Grace claims proposed to be used for a tailings and waste storage facility for NovaGold’s Galore Creek project.

The Ministry’s memorandum, dated September 26, 2006, states that: “The results of exploration and geotechnical drilling on the Grace claims have been summarized in a report prepared for NovaGold… The ministry has reviewed this report and concurs that sufficient condemnation work has been done to extinguish the probability of an economic mineral resource underlying the area of the proposed tailings facility.”

“NovaGold is pleased that the B.C. Government concurs with our conclusions on the Pioneer claims based on our reports on the condemnation drill results,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “We continue to advance our Galore Creek project, with the Feasibility Study due to be completed on schedule this quarter. We believe that the permitting process is proceeding well and that we are on track to meet our objective to make a construction decision immediately following receipt of all necessary permits by spring of 2007.”

The Ministry’s findings are an important confirmatory step in the development of the Galore Creek project. NovaGold filed an application with the B.C. Government on June 21, 2006 to obtain a surface lease over a portion of the Grace claims where NovaGold intends to build a tailings and waste rock storage facility for the project. The B.C. Government owns the surface of the Grace property, and has the sole authority to grant surface rights to third parties. Before a surface lease can be granted, the Ministry must be satisfied that land under any structures or waste facilities does not contain any surface mineable economic mineralization that would be isolated or sterilized from further development.

NovaGold has an option to earn a 60% interest in Pioneer’s Grace claims. The option allows NovaGold sole and exclusive rights to access and explore the property. As manager of the property during the option agreement, NovaGold has completed a substantial amount of drilling on the Grace claims over the past 3 years. This drilling has demonstrated that there is no probability of economic copper or gold mineralization under the area being considered for a tailings and waste storage facility.

In making its hostile offer for NovaGold, Barrick claimed that Pioneer’s ownership of subsurface mineral rights would impede NovaGold’s development of Galore Creek, stating that “it is highly unlikely that such permits and surface rights could be obtained by NovaGold if the granting of the permits and surface rights was opposed by Pioneer.”

NovaGold outlined the process for obtaining a surface lease on the Pioneer property in a news release on September 5, 2006, and compared progress at NovaGold’s Galore Creek project to the precedent at Barrick’s own Eskay Creek mine. Eskay Creek was granted a surface lease under similar conditions on December 24, 1994 above Tagish Resources’ subsurface mineral claims, once condemnation drilling showed no economic mineralization in the subsurface.

“We have always been confident in our ability to develop Galore Creek in a timely manner, and neither Pioneer nor Barrick pose a serious threat to achieving that goal,” said Mr. Van Nieuwenhuyse. “We are pleased to have recently completed the comprehensive public review and comment period for the Galore Creek project on September 8th. No comments or complaints with regard to NovaGold’s proposed tailings and waste rock storage facility on the Grace claims were lodged by Barrick or Pioneer prior to the close of the comment period. We are now well on our way to receiving Galore Creek’s Environmental Assessment Certificate in spring of 2007, and expect to have a surface lease granted shortly thereafter, along with the other permits required to start construction.”

The Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold-silver porphyry related projects worldwide. As envisioned, the Galore Creek deposit would be developed by open-pit mining methods at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life.

NovaGold is nearing completion of its 2006 expansion drilling program at Galore Creek. Additional results from this 35,000 meter program are expected over the coming weeks. Drilling to date has shown significant potential to expand the open pit resource, and an updated resource estimate based on this season’s drilling will be completed in the fourth quarter of 2006, along with the Galore Creek Feasibility Study.

NovaGold is earning a 100% interest in the Galore Creek project from subsidiaries of Rio Tinto and Hudbay Minerals. NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation (now 89% owned by Barrick Gold), under which the Company is earning a 60% interest. The option agreement on the Grace property is the subject of litigation between NovaGold and Pioneer.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nations to support development of the Galore Creek project. The agreement demonstrates that large new mining projects such as Galore Creek can be developed with the active support of local First Nations communities if there is a long-term commitment to establish a cooperative and mutually beneficial working relationship.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Unsolicited Take-Over Bid for NovaGold

Barrick’s hostile take-over bid has been extended to October 12, 2006, with no increase to the original offer price of US$14.50. On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (NYSE, TSX: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, possible increases in reported resources, production timing and cost estimates, future plans, actions and objectives and achievements of NovaGold or Barrick, and anticipated developments in the Barrick take-over bid are forward-looking statements. Resource estimates also are forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties relating to availability and timing of permits and the need for cooperation of government agencies and native groups in the exploration and development of Galore Creek and other properties; uncertainties involved in litigation with Pioneer Metals involving the Grace claims and with Barrick involving the Donlin Creek project; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

# # #

Contacts

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications and	Lute and Company
Strategic Development	(416) 929-5883
(604) 669-6227 or 1-866-669-6227
Matt Sherman / Jamie Moser
Don MacDonald, CA	Joele Frank, Wilkinson Brimmer Katcher
Senior Vice President & CFO	(212) 355-4449
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833